December 20, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C.  20549

Attention:	Christine B. Adams
Mail Stop 3720

RE:	Breda Telephone Corp.
Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2009

Dear Ms. Adams:

This letter is an update regarding the time line for Breda’s filing of Amendment No. 2 to Breda's Form 10-K for the fiscal year ended December 31, 2009.

As discussed in previous conversations, Breda is a minority investor in certain partnerships, which are considered significant to the audited financial statements of Breda due to flow-through equity earnings.  Auditing guidelines require certain procedures to be completed on these significant equity method investments, which include either obtaining a representation letter from the other auditor of these partnerships or reviewing the audit work papers in those cases where a representation letter is not an option based on the discretion of the other auditing firm.

At the date of the filing of Breda’s Form 10-K for the fiscal year ended December 31, 2009, the auditor’s reports for these partnerships had not been issued, which in turn required a qualified opinion to be issued on Breda’s 2009 audited financial statements.  Breda did not receive audited financial statements for each of its material outside investments until October 20, 2010.

Breda prepared a draft of an Amendment No. 2 to Breda’s Form 10-K, which as of December 20, 2010, has been reviewed by Breda’s auditors, and has been reviewed by the auditors of RSA #9, PricewaterhouseCoopers, LLP, the auditors of RSA #7 and RSA #8, Deloitte & Touche LLP, and by the auditors of Spiralight Networks and Hilbert Communications, LLC, Schenck SC.  Breda anticipates sending the reviewed copy of Amendment No. 2 to Breda’s Form 10-K for 2009 to Thomas Reuters for edgarizing on December 20, 2010.  Breda anticipates receiving the edgarized copy for review on December 21, 2010.  Breda will then forward the edgarized copy of Amendment No. 2 to Breda’s 10-K for 2009 to each of the auditors listed previously for their review and final sign-off.  Breda anticipates filing Amendment No. 2 to Breda’s Form 10-K for 2009 with the SEC during the first week of January 2011.

Breda does not expect any material changes to its 12-31-2009 financial statements from the release of the audited financial statements from its outside investments because Breda used the most current unaudited financial statements from each of these outside investments in order to timely file its Form 10-K.

Breda acknowledges that a) Breda is responsible for the adequacy and accuracy of the disclosure in the filing; b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and c) Breda may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BREDA TELEPHONE CORP.

/s/ Jane Morlok

Jane Morlok, CFO

jm